Exhibit 99.1
AMENDING AGREEMENT
This amending agreement (this “Agreement”) which amends the arrangement agreement (the “Arrangement Agreement”) dated as of June 29, 2010 among Gerdau S.A., Gerdau Steel North America Inc. (the “Acquiror”) and Gerdau Ameristeel Corporation (the “Corporation”) is made as of July 7, 2010. Capitalized terms used in this Agreement but not otherwise defined have the meanings ascribed thereto in the Arrangement Agreement.
Reference is made to the disclosure by CIBC Mellon Trust Company, subsequent to the date of the Arrangement Agreement, that all Common Shares required to be purchased under the Co-Steel Share Loan Plan had been purchased and, as a result, 29,471 more Common Shares were outstanding on the Record Date than had been contemplated in the Arrangement Agreement and there is no Co-Steel Cash Amount to be paid or credited in connection with the Arrangement.
As a result of that disclosure, Gerdau S.A., the Acquiror and the Corporation have agreed to amend the Arrangement Agreement pursuant to, and as expressly provided by, this Agreement.
A.	The Arrangement Agreement is amended as follows:
1.	Amendment of Section 1.1(cc). Section 1.1 (cc) of the Arrangement Agreement:
“(cc)	“Co-Steel Cash Amount” means the product of (i) the aggregate number of Common Shares which were required to be purchased on behalf of participants in the Co-Steel Share Loan Plan pursuant to the Co-Steel Share Loan Plan and which had not been purchased as at the Effective Time and (ii) the Acquisition Price;”
is hereby deleted in its entirety and the following is substituted therefor:
“(cc)	Intentionally Deleted;”
2.	Amendment of Section 1.1(dd). Section 1.1 (dd) of the Arrangement Agreement:
“(dd)	“Co-Steel Indebtedness Amount” means the total amount of indebtedness outstanding pursuant to the Co-Steel Share Loan Plan as at the Effective Time;”
is hereby deleted in its entirety and the following is substituted therefor:
“(dd)	Intentionally Deleted;”
3.	Amendment to Section 2.8. Section 2.8 of the Arrangement Agreement:
“2.8	Payment of Consideration
              The Acquiror will, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director, provide the depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) to pay the consideration for (a) all of the Common Shares to be acquired pursuant to the Arrangement and (b) the participants in the Co-Steel Loan Program pursuant to Section 2.10(k)(i).”
is hereby deleted in its entirety and the following is substituted therefor:
“2.8	Payment of Consideration
              The Acquiror will, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director, provide the depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) to pay the consideration for all of the Common Shares to be acquired pursuant to the Arrangement.”
4.	Amendment to Section 2.10(k). Section 2.10(k) of the Arrangement Agreement:
“(k)	each participant in the Co-Steel Share Loan Plan shall have his or her employee loan under the Co-Steel Share Loan Plan become immediately due and payable and shall be entitled to:
(i)	if such participant’s Co-Steel Indebtedness Amount is less than such participant’s Co-Steel Cash Amount as at the Effective Time, receive a cash amount equal to (A) the Co-Steel Cash Amount for such participant less (B) the Co-Steel Indebtedness Amount for such participant; or
(ii)	if such participant’s Co-Steel Indebtedness Amount is greater than the participant’s Co-Steel Cash Amount as at the Effective Time, a reduction of the Co-Steel Indebtedness Amount for such participant in the amount of the Co-Steel Cash Amount for such participant.”
is hereby deleted in its entirety and the following is substituted therefor:
“(k)	each participant in the Co-Steel Share Loan Plan shall have his or her employee loan under the Co-Steel Share Loan Plan become immediately due and payable.”
5.	Amendment to Section 3.1(c). Section 3.1(c) of the Arrangement Agreement is hereby amended by deleting the reference to “433,540,966” in the first sentence thereof and replacing said reference with “433,570,437”.
6.	Amendment to Section 3.1(u). Section 3.1(u) of the Arrangement Agreement:
“(u)	Co-Steel Share Loan Plan. As of June 18, 2010, the Co-Steel Indebtedness Amount was C$282,378.27 and an aggregate of up to 29,471 Common Shares are required to be purchased pursuant to the Co-Steel Share Loan Plan.”

is hereby deleted in its entirety and the following is substituted therefor:
“(u)	Co-Steel Share Loan Plan. As of June 18, 2010, the Co-Steel Indebtedness Amount was C$282,378.27 and no additional Common Shares are required to be purchased pursuant to the Co-Steel Share Loan Plan.”
7.	Amendment of Schedule A. Schedule A to the Arrangement Agreement is amended in its entirety to read as does Annex A hereto.
8.	Amendment of Schedule B. Schedule B to the Arrangement Agreement is amended in its entirety to read as does Annex B hereto.
B.	The Arrangement Agreement, as specifically amended by this Agreement, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. On and after the effectiveness of this Agreement, each reference in the Arrangement Agreement to “Agreement” “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby” or words of like import referring to the Arrangement Agreement shall mean and be a reference to the Arrangement Agreement as amended by this Agreement.
C.	This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar copy shall be legally effective to create a valid and binding and the counterparts collectively are to be conclusively deemed to be one instrument.
D.	This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement.
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     IN WITNESS WHEREOF Gerdau S.A., the Acquiror and the Corporation have caused this Agreement to be executed as of the date first written above.

GERDAU S.A.
By:	“Osvaldo Burgos Schirmer”
	Name:	Osvaldo Burgos Schirmer
	Title:	Vice President

GERDAU STEEL NORTH AMERICA INC.
By:	“Osvaldo Burgos Schirmer”
	Name:	Osvaldo Burgos Schirmer
	Title:	Director

GERDAU AMERISTEEL CORPORATION
By:	“Robert E. Lewis”
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Corporate Secretary

Annex A
SCHEDULE A
PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION

1.1	Definitions
          In this Plan of Arrangement, the following words, terms and expressions (and all grammatical variations thereof) shall have the following meanings:
          “Acquiror” means Gerdau Steel North America Inc., a corporation governed by the laws of Canada, and any successor corporation thereto;
          “Acquisition Price” means cash consideration of $11.00 per Common Share;
          “Amending Agreement” means the amending agreement dated July 7, 2010 among Gerdau, the Acquiror and the Company, including all schedules and exhibits and all instruments supplementing, amending, modifying, restating or otherwise confirming the Amending Agreement, in each case in accordance with the terms thereof;
          “Arrangement” means the arrangement involving Gerdau, the Acquiror and the Company under the provisions of Section 192 of the CBCA, on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with applicable provisions of the Arrangement Agreement, the applicable provisions of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Gerdau, the Acquiror and the Company;
          “Arrangement Agreement” means the arrangement agreement dated June 29, 2010, as amended by the Amending Agreement, among Gerdau, the Acquiror and the Company, including all schedules and exhibits and all instruments supplementing, amending, modifying, restating or otherwise confirming the Arrangement Agreement, in each case in accordance with the terms thereof;
          “Arrangement Resolution” means the special resolution of the Company Shareholders to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting, to be in substantially the form and content of Schedule “B” to the Arrangement Agreement, with such changes as may be agreed to by the Acquiror and the Company, each acting reasonably;
          “CBCA” means the Canada Business Corporations Act;

          “Certificate of Arrangement” means the certificate giving effect to the Arrangement issued pursuant to Section 192(7) of the CBCA;
          “Common Shares” means the common shares in the capital of the Company;
          “Company” means Gerdau Ameristeel Corporation, a corporation governed by the laws of Canada;
          “Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Arrangement Agreement and the Interim Order for the purpose of considering and, if thought fit, approving, the Arrangement Resolution;
          “Company Shareholders” means the holders of the Common Shares;
          “Court” means the Ontario Superior Court of Justice;
          “Depositary” means CIBC Mellon Trust Company, or such other person as is appointed to act as depositary for the purposes of the Arrangement by the Company and the Acquiror, each acting reasonably;
          “Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 4;
          “Dissenting Shareholder” means a Company Shareholder who exercises Dissent Rights in respect of the Arrangement in strict compliance with the procedures for exercising Dissent Rights described in Article 4 and does not withdraw such dissent prior to the Effective Time;
          “Effective Date” means the date shown on the Certificate of Arrangement;
          “Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such later time on the Effective Date as the Acquiror may designate in writing prior to the Effective Date;
          “Final Order” means the final order of the Court under section 192 of the CBCA, in a form acceptable to the Company and the Acquiror, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Acquiror, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Acquiror, each acting reasonably) on appeal;
          “Gerdau” means Gerdau S.A., a corporation governed by the laws of Brazil, and any successor corporation thereto;
          “Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self- regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

          “holders” means, when used with reference to the Common Shares, the registered holders of the Common Shares as shown in the register maintained by or on behalf of the Company in respect of the Common Shares;
          “Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.3 of the Arrangement Agreement, in a form acceptable to the Company and the Acquiror, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court (with the consent of both the Company and the Acquiror, each acting reasonably);
          “Letter of Transmittal” means the letter of transmittal sent by the Company to holders of Common Shares for use in connection with the Arrangement;
          “Liens” means any hypothecations, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims;
          “person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status; and
          “Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the provisions of this Plan of Arrangement, the applicable provisions of the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Acquiror and the Company, each acting reasonably;

1.2	Definitions in Arrangement Agreement
          All terms used in this Plan of Arrangement that are not defined in Section 1.1 or elsewhere herein and that are defined in the Arrangement Agreement shall have the respective meanings specified in the Arrangement Agreement.

1.3	Certain Rules of Interpretation
          In this Plan of Arrangement:
(a)	Time. Time is of the essence in and of this Plan of Arrangement.
(b)	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

(c)	Business Days. Whenever any action to be taken or payment to be made pursuant to this Plan of Arrangement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.
(d)	Currency. Unless otherwise specified, all references to amounts of money in this Plan of Arrangement refer to the lawful currency of the United States.
(e)	Headings. The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Plan of Arrangement into Articles and Sections and the insertion of a table of contents shall not affect the interpretation of this Plan of Arrangement.
(f)	Plurals and Genders. The use of words in the singular or plural, or referring to a particular gender, shall not limit the scope or exclude the application of any provision of this Plan of Arrangement to such persons or circumstances as the context otherwise permits.
(g)	Statutory References. Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.
ARTICLE 2
BINDING EFFECT

2.1	Binding Effect
          This Plan of Arrangement shall become effective at the Effective Time and, at and after the Effective Time, shall be binding on:
(a)	the Company;
(b)	Gerdau;
(c)	the Acquiror;
(d)	the Company Shareholders (including all Dissenting Shareholders) and beneficial owners of Common Shares;
(e)	the holders of all Awards; and
(f)	the participants of the Co-Steel Share Loan Plan,
in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

ARTICLE 3
THE ARRANGEMENT

3.1	Arrangement
          At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further authorization, act or formality on the part of any person:
(a)	the Longhi LTIP Shares held in the Executive Long Term Incentive Plan Trust shall revert to the Company for no consideration and be cancelled and Gerdau shall deposit to the Executive Long Term Incentive Plan Trust that number of ADSs equal to the number of Longhi LTIP Shares held in the Executive Long Term Incentive Plan Trust multiplied by the Exchange Ratio in substitution therefore and shall, in the future, deposit additional ADSs to the Executive Long Term Incentive Plan Trust based on the number of Common Shares that are required to be delivered to the Executive Long Term Incentive Plan Trust multiplied by the Exchange Ratio;
(b)	the Common Shares held by each Dissenting Shareholder shall be deemed to be transferred (free and clear of any Liens) to the Acquiror, and:
(i)	the Acquiror shall be obligated to pay such Dissenting Shareholder the amount determined in accordance with Section 4.1 for such Common Shares;
(ii)	such Dissenting Shareholder shall cease to be the holder of such Common Shares and shall cease to have any rights as a holder of such Common Shares, other than the right to be paid the amount determined in accordance with Section 4.1 for such Common Shares;
(iii)	such Dissenting Shareholder’s name shall be removed as the holder of such Common Shares from the register of Common Shares maintained by or on behalf of the Company; and
(iv)	the Acquiror shall be deemed to be the holder of such Common Shares (free and clear of any Liens) and shall be entered as the holder of such Common Shares in the register of Common Shares maintained by or on behalf of the Company;
(c)	each Common Share (other than Common Shares held by (i) Dissenting Shareholders and (ii) Gerdau and its subsidiaries) shall be transferred (free and clear of all Liens) by the holder thereof to the Acquiror and:
(i)	the Acquiror shall, subject to Article 5, be obligated to pay such holder an amount of cash equal to the Acquisition Price in exchange for each Common Share transferred;

(ii)	such holder shall cease to be the holder of such Common Shares and shall cease to have any rights as a holder of such Common Shares, other than the right, subject to Article 5, to receive the amount of cash that such holder is entitled to receive in exchange for such Common Shares in accordance with Section 3.1(c)(i), in each case less any amounts required to be withheld, in accordance with Section 5.4;
(iii)	such holder’s name shall be removed as the holder of such Common Shares from the register of Common Shares maintained by or on behalf of the Company; and
(iv)	the Acquiror shall be deemed to be the holder of such Common Shares (free and clear of any Liens) and shall be entered as the holder of such Common Shares in the register of Common Shares maintained by or on behalf of the Company;
(d)	new equity based compensation plans shall be adopted by Gerdau with terms in all respects the same as the Company Equity Plans;
(e)	the LTIP shall be amended with respect to SARs and Phantom Shares held by Canadian Awardholders and the SAR Plan and the SIS Plan shall be amended with respect to SARs held by Canadian Awardholders to provide that such Phantom Shares and SARs will be based on ADSs;
(f)	each outstanding Phantom Share granted under the LTIP and held by a Canadian Awardholder shall be amended to provide that such Phantom Shares will be in respect of ADSs with the number of Phantom Shares adjusted using the Exchange Ratio;
(g)	each outstanding SAR granted under the SAR Plan, the SIS Plan and the LTIP and held by a Canadian Awardholder shall be amended to provide that such SARs will be in respect of ADSs with both the number and base price of SARs adjusted using the Exchange Ratio;
(h)	each outstanding PSU and RSU, and each Phantom Share held by a U.S. Awardholder shall be cancelled and Gerdau shall grant, in exchange for each such award, a new restricted share unit, performance share unit, or phantom share, as applicable, on the same terms and conditions, mutatis mutandis, as the cancelled PSUs, RSUs, and Phantom Shares but in respect of ADSs, with the number of such PSUs, RSUs and Phantom Shares adjusted using the Exchange Ratio;
(i)	each outstanding Option and SAR (other than the SARs held by Canadian Awardholders under the SAR Plan, the SIS Plan and the LTIP) shall be cancelled and Gerdau shall grant, in exchange for each such award, a new option or share appreciation right, as applicable, having the same vesting date, expiry date and other terms and conditions, mutatis mutandis, as the cancelled Options and SARs but in respect of ADSs, with both the number of Options and SARs and the exercise price or base price of the Options and SARs adjusted using the Exchange Ratio;

(j)	the Co-Steel Share Loan Plan and the Company Equity Plans (other than the LTIP, the SAR Plan and the SIS Plan) shall be cancelled;
(k)	the Directors Plan shall be cancelled and the Company shall redeem each outstanding DSU for consideration equal to the Acquisition Price;
(l)	the Longhi Employment Agreement shall be amended such that (a) Gerdau will assume the obligation under the Longhi Employment Agreement to provide ADSs, and (b) all references to Common Shares contained therein are amended to refer to ADSs with the number of Common Shares adjusted using the Exchange Ratio;
(m)	each participant in the Co-Steel Share Loan Plan shall have his or her employee loan under the Co-Steel Share Loan Plan become immediately due and payable; and
(n)	the exchanges, payments and cancellations contemplated by this Section 3.1 shall be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Time or after the Effective Date.

3.2	Adjustments to Consideration
          The Acquisition Price shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Common Shares (to the extent permitted pursuant to the Arrangement Agreement)), reorganization, recapitalization or other like change with respect to the Common Shares (to the extent permitted pursuant to the Arrangement Agreement) occurring after the date of the Arrangement Agreement and prior to the Effective Time.
ARTICLE 4
RIGHTS OF DISSENT

4.1	Rights of Dissent
          Subject to Section 4.2(a), a holder of Common Shares immediately prior to the Effective Time may exercise rights of dissent (“Dissent Rights”) in accordance with the procedures set out in Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to such Common Shares in connection with the Arrangement provided that the written notice of dissent to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by the Company at least two business days prior to the date of the Company Meeting or any date to which the Company Meeting is postponed or adjourned. Each Dissenting Shareholder who is:
(a)	ultimately entitled to be paid fair value for such Common Shares, shall (i) be paid an amount in cash that is equal to the fair value of such Common Shares immediately prior to the adoption of the Arrangement Resolution at the Company Meeting, and (ii) not be entitled to any other payment or consideration, including any payment or consideration that would have been payable under the Arrangement had such Dissenting Shareholder not exercised Dissent Rights in respect of such Common Shares; or

(b)	ultimately not entitled, for any reason, to be paid such fair value for such Common Shares, shall be deemed to have participated in the Arrangement with respect to such Common Shares, as of the Effective Time, on the same basis as a holder of Common Shares that did not exercise Dissent Rights.

4.2	Recognition of Dissenting Shareholders
(a)	In no circumstance shall Gerdau, the Acquiror, the Company or any other person be required to recognize a person as a Dissenting Shareholder (i) unless such person is the holder of the Common Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time, (ii) if such person has voted or instructed a proxy holder to vote such Common Shares in favor of the Arrangement Resolution, or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights described in Section 4.1 and does not withdraw such dissent prior to the Effective Time.
(b)	For greater certainty, (i) in no circumstances shall Gerdau, the Acquiror, the Company or any other person be required to recognize a Dissenting Shareholder as the holder of any Common Share in respect of which Dissent Rights have been validly exercised at and after the completion of the steps contemplated in Section 3.1 and (ii) in addition to any other restrictions under Section 190 of the CBCA, holders of Awards shall not be entitled to exercise dissent rights with respect to such Awards.
ARTICLE 5
CERTIFICATES

5.1	Exchange of Certificates for Cash
(a)	At and after the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares (other than Common Shares held by (i) Dissenting Shareholders and (ii) Gerdau and its subsidiaries), shall be deemed at all times to represent only the right, subject to this Article 5, to receive the cash payable in exchange for such Common Shares, less any amounts required to be withheld in accordance with Section 5.4, and any certificate so surrendered shall forthwith be cancelled.
(b)	At or before the Effective Time, the Acquiror shall deposit or cause to be deposited with the Depositary, for the benefit of the persons that were holders of Common Shares immediately prior to the Effective Time (other than (i) Dissenting Shareholders and (ii) Gerdau and its subsidiaries), an amount of cash equal to the aggregate cash payable for all of the Common Shares to be transferred to the Acquiror pursuant to Section 3.1(c), less any amounts required to be withheld in accordance with Section 5.4. The cash deposited with the Depositary shall be held in an interest-bearing account and any interest earned on such funds shall be for the account of the Acquiror.

(c)	Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged for cash in accordance with Section 3.1(c), together with a duly completed Letter of Transmittal, such other documents and instruments as would have been required to effect the transfer of the Common Shares formerly represented by such certificate under the terms of such certificate, the CBCA or the articles of the Company, and such other documents and instruments as the Depositary may reasonably require, the person that was the holder of such Common Shares shall be entitled to receive, and as promptly as practicable after the Effective Time the Depositary shall deliver to such holder, the cash payable in exchange for such Common Shares, less any amount withheld pursuant to Section 5.4.

5.2	Lost Certificates
          In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged pursuant to Section 3.1(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and upon such person otherwise complying with the provisions of Section 5.1, such person shall be entitled to receive, in accordance with the provisions of this Article 5, the cash payment to which such person is entitled pursuant to Section 5.1, less any amount withheld pursuant to Section 5.4; provided that, as a condition precedent to any such issuance or payment, such person shall have provided a bond satisfactory to the Company and Acquiror, in such amount as the Company or Acquiror may direct, or otherwise indemnify the Company, the Acquiror and Gerdau in a manner satisfactory to the Company, the Acquiror and Gerdau against any claim that may be made against the Company, the Acquiror or Gerdau with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Extinction of Rights
          Any (i) certificate that immediately prior to the Effective Time represented outstanding Common Shares that were exchanged pursuant to Section 3.1(c) that is not deposited in the manner required by Section 5.1 prior to the sixth anniversary of the Effective Date or (ii) any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains on or before the sixth anniversary of the Effective Date shall, in either case, cease to represent a claim or interest of any kind or nature. On such date, any cash to which the holder of such certificate would otherwise have been entitled and any right or claim to payment hereunder that remains outstanding, as applicable, shall be deemed to have been surrendered for no consideration to the Acquiror. None of Gerdau, the Company, the Acquiror or the Depositary shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

5.4	Withholding Rights
          The Company, the Acquiror, Gerdau and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or other distribution otherwise payable to any holder of Common Shares such amounts as the Company, the Acquiror, Gerdau or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under Canadian or United States tax laws or any other applicable law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency.

5.5	Interest
          Under no circumstances shall interest accrue or be paid by the Acquiror, Gerdau or the Depositary to persons depositing certificates pursuant to Section 5.1, regardless of any delay making any payment contemplated by this Article 5.
ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement
(a)	The Company and the Acquiror may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) agreed to in writing by the Company and the Acquiror, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court and (iv) communicated to the Company Shareholders if and as required by the Court.
(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Acquiror shall have consented thereto in writing) with or without any other prior notice or communication, and, if so proposed and approved at the Company Meeting in the manner required by the Interim Order, shall become part of this Plan of Arrangement for all purposes.
(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Acquiror and the Company, and (ii) if required by the Court, it is approved by the Company Shareholders voting in the manner directed by the Court.
(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Gerdau or the Acquiror, provided that it concerns a matter that in the opinion of Gerdau or the Acquiror, acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any person that, immediately prior to the Effective Time, was a holder of Common Shares.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.
ARTICLE 7
FURTHER ASSURANCES
          Notwithstanding that the transactions contemplated in this Plan of Arrangement shall occur and be deemed to occur in the order set out in Section 3.1 and shall become effective without any further act or formality, each of the Company, the Acquiror and Gerdau shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

Annex B
SCHEDULE B
ARRANGEMENT RESOLUTION
1.	The arrangement agreement (“Arrangement Agreement”) dated June 29, 2010, as amended by the amending agreement dated July 7, 2010, among Gerdau S.A., Gerdau Steel North America Inc. and Gerdau Ameristeel Corporation (the “Corporation”), a copy of which is attached as Exhibit B to the Management Proxy Circular of the Corporation dated July 7, 2010 (the “Circular”), as may be amended, varied or supplemented from time to time in accordance with the terms thereof, is hereby confirmed, ratified and approved;
2.	the arrangement (as may be amended or varied, the “Arrangement”) under section 192 of the Canada Business Corporations Act involving Gerdau S.A., Gerdau Steel North America Inc., the Corporation and its shareholders, as more particularly described and set forth in the plan of arrangement (as may be varied, amended or supplemented, the “Plan of Arrangement”), the full text of which is attached as Schedule A to Exhibit B to the Circular, and all transactions contemplated thereby and those transactions set out in the Circular, as they may be amended or varied, be and are hereby authorized, approved and adopted;
3.	notwithstanding that this resolution has been passed (and the Arrangement authorized, approved and adopted) by the shareholders or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Corporation be and are hereby authorized and empowered without further approval of the shareholders of the Corporation (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement); and
4.	any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and do all other things as in the opinion of such officer or director may be necessary, required or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.